Exhibit 99.1

Other Financial Information

The Company is clarifying certain disclosures in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 28, 2019 (the “Annual Report”) for the purpose of updating the disclosures contained in the Annual Report. Note 14 “Transition Period Comparative Data” to the financial statements included Statements of Consolidated Statements of Cash Flows for the year ended March 31, 2018 (Unaudited) and the three months ended March 31, 2017 (Unaudited). For the year ended March 31, 2018, the Consolidated Statements of Cash Flows (Unaudited), the net cash used in operations was reported as $8,692,450 and should have been $6,655,450. The decrease of $2,037,000 is primarily from stock-based compensation. Net cash from financing was reported as $10,813,767 and should have been $8,779,767, a decrease of $2,034,000 resulting primarily in a reduction of $1,830,000 in the net proceeds of units consisting of common stock and warrant, net of issuance costs and $204,000 in maturity and repayment of loans from related parties and other. Net cash used in investing activities was reported as $8,523,987 and should have been $8,526,987, an increase of $3,000 primarily as a result of investment in marketable securities. As a result of these changes, cash and cash equivalents as of March 31, 2018 remained the same and the changes within the Consolidated Statements of Cash Flows (Unaudited) were offset by the same amounts.